                                                              PAGE 1 OF 36 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          LEUCADIA NATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON SHARES, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES

                                   52-72885104
                                   -----------
                                 (CUSIP NUMBER)

                            THOMAS MORE GRIFFIN, ESQ.
                 GIBBONS, DEL DEO, DOLAN, GRIFFINGER & VECCHIONE
                             ONE PENNSYLVANIA PLAZA
                                   37TH FLOOR
                            NEW YORK, NEW YORK 10119
                                 (212) 649-4737
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 12, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in proper format shall include a singed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 2 OF 36 PAGES


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl Marks & Co. Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    133,028
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 133,028
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Carl Marks & Co. Inc.:  133,028       All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Carl Marks & Co. Inc.: .19%           All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IV
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 3 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Esther Davidoff
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      973,116
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 973,116
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Esther Davidoff:  973,116        All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Esther Davidoff:  1.37%          All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 4 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Davidoff
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      973,116
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 973,116
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Robert Davidoff:  973,116           All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Robert Davidoff:  1.37%             All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 5 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Estate of Edwin S. Marks
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Estate of Edwin S. Marks :  -0-     All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Estate of Edwin S. Marks:  0%       All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 6 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy A. Marks
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    1,072,404
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 1,072,404
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Nancy A. Marks:  1,072,404          All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Nancy A. Marks:  1.51%              All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 7 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy Marks 2003 GRAT
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    395,000
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 395,000
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Nancy Marks 2003 GRAT:  395,000     All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Nancy Marks 2003 GRAT:  .56%        All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 8 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Estate of Robert S. Boas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Estate of Robert S. Boas:  -0-      All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Estate of Robert S. Boas:  0%       All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                        PAGE 9 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marjorie M. Boas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    41,950
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 41,950
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Marjorie M. Boas:  41,950           All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Marjorie M. Boas:  .06%             All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 10 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marks Family Foundation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    51,040
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 51,040
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Marks Family Foundation:  51,040    All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Marks Family Foundation:  .07%      All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 11 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl Marks Foundation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    55,300
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 55,300
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Carl Marks Foundation:  55,300      All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Carl Marks Foundation:  .08%        All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 12 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark L. Claster
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      130,975
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 130,975
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Mark L. Claster:  130,975           All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Mark L. Claster:  .18%              All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 13 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Susan Claster
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      130,975
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 130,975
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Susan Claster:  130,975             All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Susan Claster:  .18%                All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 14 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew M. Boas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      206,695
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 206,695
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Andrew M. Boas:  206,695            All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Andrew M. Boas:  .29%               All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 15 OF 36 PAGES

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carol Boas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    -0-
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      206,695
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 -0-
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 206,695
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Carol Boas:  206,695                All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Carol Boas:  .29%                   All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13

CUSIP NO.  52-72885104                                       PAGE 16 OF 36 PAGES

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1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard Boas, M.D.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS*
     00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)  [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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7.     NUMBER OF      SOLE VOTING POWER
       SHARES                    89,196
-----  BENEFICIALLY   ----------------------------------------------------------
8.     OWNED BY       SHARED VOTING POWER
       EACH                      -0-
-----  REPORTING      ----------------------------------------------------------
9.     PERSON WITH    SOLE DISPOSITIVE POWER
                                 89,196
-----                 ----------------------------------------------------------
10.                   SHARED DISPOSITIVE POWER
                                 -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     Richard Boas, M.D.:  89,196         All Reporting Persons:  3,148,524
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Richard Boas, M.D.:  .13%           All Reporting Persons:  4.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 17 of 36 PAGES

     This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D dated September 11, 1990 ("Schedule 13D") filed by the Reporting Persons amends and supplements the Schedule 13D. All capitalized terms used herein and not otherwise defined herein shall have the same meanings set forth in the Schedule 13D. The percentage of Common Shares owned by each Reporting Person contained in this Amendment No. 2 is based upon 70,872,502 Common Shares outstanding on April 8, 2004, which number is reported in the Proxy Statement of the Company dated April 15, 2004 for its annual stockholders' meeting to be held on May 11, 2004 ("Proxy Statement").

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented as follows:

     (a)-(b)(i) The names of the persons filing this Amendment No. 2 are: (1) Carl Marks & Co. Inc., a New York corporation with its principal business and offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (2) Esther Davidoff, an individual who resides at 40 Stoner Avenue, Great Neck, New York 11021, (3) Robert Davidoff, an individual with offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (4) Estate of Edwin S. Marks, an estate with an address at c/o 900 Third Avenue, 33rd Floor, New York, New York 10022, (5) Nancy
A. Marks, an individual who resides at 15 Eagle Point Drive, Kings Point, New York 11024, (6) Nancy Marks 2003 GRAT, a trust with an office at c/o 900 Third Avenue, 33rd Floor, New York, New York 10022, (7) Estate of Robert S. Boas, an estate with its address at c/o 900 Third Avenue, 33rd Floor, New York, New York 10022, (8) Marjorie M. Boas, an individual who resides at 269-17V Grand Central Parkway, Floral Park, New York 11005, (9) Marks Family Foundation, a charitable foundation with its principal business and offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (10) Carl Marks Foundation, a charitable foundation with its principal business and offices at 900 Third Avenue, 33rd Floor, New York, NY 10022, (11) Mark L. Claster, an individual with offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (12) Susan Claster, an individual who resides at One Hummingbird Drive, Roslyn, New York 11576, (13) Andrew M. Boas, an individual with offices at 900 Third Avenue, 33rd Floor, New York, New York 10022, (14) Carol Boas, an individual who resides at 74 South Morningside Drive, Westport, Connecticut 06880, and (15) Richard Boas, M.D., an individual who resides at 122 St. Johns Road, Wilton, Connecticut 06897 (the entities and individuals listed in (1) through (15) above are sometimes collectively referred to herein as the "Reporting Persons").

     (ii) The names of the officers and directors of Carl Marks & Co., Inc. are listed below and except as noted below the business address for each officer and director of Carl Marks & Co. Inc. is 900 Third Avenue, 33rd Floor, New York,
New York 10022:

     A.  Mark L. Claster (Co-President, Assistant Secretary and Director)

     B.  Andrew M. Boas (Co-President and Director)

     C.  Robert Davidoff (Vice President)

     D.  Robert A. Speer (Chief Financial Officer, Secretary and Director)

                                                             PAGE 18 of 36 PAGES

     E.  David F. Shnitkin (Corporate Controller & Assistant Secretary)

     F.  Nancy A. Marks (Director)

     G.  Ernest Rubenstein (Director)

     H. Martin D. Payson (Director). Address is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

     I. Joseph S. Steinberg (Director). Address is 315 Park Avenue South, New York, New York 10010.

     (c) (i) The following information is provided as to the principal occupations of Esther Davidoff, Robert Davidoff, Nancy A. Marks, Marjorie M. Boas, Mark L. Claster, Susan Claster, Andrew M. Boas, Carol Boas, and Richard Boas, M.D.:

     A.  Esther Davidoff is a homemaker.

     B.  Robert Davidoff is Vice President of Carl Marks & Co. Inc.

     C.  Nancy A. Marks is a homemaker and a Director of Carl Marks & Co. Inc.

     D.  Marjorie M. Boas is a homemaker.

     E.  Mark L. Claster is a Co-President and a Director of Carl Marks & Co.
         Inc.

     F.  Susan Claster is a homemaker.

     G.  Andrew M. Boas is a Co-President and a Director of Carl Marks & Co.
         Inc.

     H.  Carol Boas is a homemaker.

     I.  Richard Boas, M.D. is a retired doctor.

         (ii) The principal business of Carl Marks & Co. Inc. is to invest in various business entities.

         (iii) The principal occupation of each officer of Carl Marks & Co. Inc. involves his duties as an officer of Carl Marks & Co. Inc.

         (iv) The principal business of the Marks Family Foundation and Carl Marks Foundation is to make charitable grants. The trustee of the Marks Family Foundation is Nancy A. Marks. The trustees of the Carl Marks Foundation are Mark
L. Claster and Andrew M. Boas.

     (d) Neither Carl Marks & Co. Inc., any of the officers of Carl Marks & Co. Inc., each Foundation, any of the trustees of each Foundation, Esther Davidoff, Robert Davidoff, Nancy A. Marks, Marjorie M. Boas, Mark L. Claster, Susan Claster, Andrew M. Boas, Carol Boas, nor Richard Boas, M.D., has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                             PAGE 19 of 36 PAGES

     (e) Neither Carl Marks & Co. Inc., any of the officers of Carl Marks & Co. Inc., each Foundation, any of the trustees of each Foundation, Esther Davidoff, Robert Davidoff, Nancy A. Marks, Marjorie M. Boas, Mark L. Claster, Susan Claster, Andrew M. Boas, Carol Boas, nor Richard Boas, M.D., has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Esther Davidoff, Robert Davidoff, Nancy A. Marks, Marjorie M. Boas, Mark L. Claster, Susan Claster, Andrew M. Boas, Carol Boas, and Richard Boas, M.D., is a United States citizen. Each of Robert A. Speer, an officer and director of Carl Marks & Co. Inc., and David Shnitkin, an officer of Carl Marks & Co. Inc., is a United States citizen.

     Each of the Reporting Persons states that it, he or she, as the case may be, is included in this Amendment No. 2 solely for the purpose of presenting information with respect to the ownership of the Common Shares and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this Amendment No. 2 only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

     The Reporting Persons are making this filing in the event that they are collectively deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     On April 24, 2003, Edwin S. Marks died. The Estate of Edwin S. Marks transferred 813,162 Common Shares to Mr. Marks' wife, Nancy A. Marks. On September 23, 2003, Nancy A. Marks created the Nancy Marks 2003 GRAT, a grantor retained annuity trust ("GRAT"). On September 26, 2003, she transferred 395,000 shares to her GRAT.

     On February 26, 1996, Marjorie M. Boas transferred 269,336 Common Shares to the Boas GRAT No. 1 Trust ("Trust"). On December 30, 1996, the Trust distributed the annuity amount of 17,500 Common Shares to Marjorie M. Boas, the Trust's grantor. On January 22, 1998, the Trust distributed the annuity amount of 9,700 Common Shares to Marjorie M. Boas, grantor. On January 28, 1999, the Trust distributed the annuity amount of 14,750 shares to Marjorie M. Boas, grantor. On January 9, 2004, the Trust distributed to the beneficiaries, Andrew M. Boas, Susan Claster and Richard Boas, M.D., 75,795 shares, 75,795 shares, and 75,796 shares, respectively.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is amended and supplemented as follows:

                                                             PAGE 20 of 36 PAGES

     The Reporting Persons hold their Common Shares for investment purposes. The Reporting Persons reserve the right to acquire additional Common Shares, but have no present plans or intentions to acquire additional Common Shares which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and supplemented as follows:

     (a) The table below sets forth the aggregate number of percentage of the outstanding Common Shares owned beneficially by the Reporting Persons:

                                                                              Percentage
                                            Number of                        Outstanding
      Name                                Common Shares                     Common Shares1
      ----                                -------------                     --------------
Carl Marks & Co. Inc.                       133,028                              .19%

Esther Davidoff                             973,116(2),(3)                      1.37%

Robert Davidoff                             973,116(2),(3)                      1.37%

Nancy A. Marks                            1,072,404(2),(4)                      1.51%

Nancy Marks 2003 GRAT                       395,000(2)                           .56%

Marjorie M. Boas                             41,950(2),(7)                       .06%

Marks Family Foundation                      51,040(2)                           .07%

Carl Marks Foundation                        55,300(2)                           .08%

Mark L. Claster                             130,975(2),(3),(5),(8)               .18%

Susan Claster                               130,975(2),(3),(5),(8)               .18%


-------------------------
(1) Based upon 70,872,502 Common Shares outstanding on April 15, 2004.

(2) Does not include 133,028 Common Shares owned of record by Carl Marks & Co. Inc., as to which Common Shares all Reporting Persons other than Carl Marks & Co. Inc., disclaim beneficial ownership.

(3) Common Shares pursuant to which Reporting Person shares voting power and dispositive power.

(4) Includes 6,850 Common Shares owned by Nancy A. Marks in her individual retirement account ("IRA"). Includes 813,162 Common Shares inherited from the Estate of Edwin S. Marks. Does not include 51,040 shares owned by the Marks Family Foundation, as to which Common Shares Mrs. Marks disclaims beneficial ownership. On September 26, 2003, Mrs. Marks transferred 395,000 Common Shares to a GRAT, as to which Common Shares Mrs. Marks disclaims beneficial ownership.

(5) Includes 5,400 shares held in trust for Mr. and Mrs. Claster's three children.

                                                             PAGE 21 of 36 PAGES



Andrew M. Boas                              206,695(2),(3),(6),(7),(8)           .29%

Carol Boas                                  206,695(2),(3),(6)                   .29%

Richard Boas, M.D.                           89,196(2),(7)                       .13%

            Total                         3,148,524                             4.44%
                                          =========                             =====


     Except for Robert Davidoff, Mark L. Claster, Andrew M. Boas and Nancy A. Marks, no officer or director of Carl Marks & Co. Inc. has any interest in the outstanding Common Shares being reported pursuant to this Amendment No. 2.

     (b) Except as noted in the footnotes in paragraph (a) above, each Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of its, his or her, as the case may be, respective Common Shares identified in paragraph (a) above.

     (c) No transactions in the Common Shares have been effected by the Reporting Persons within the past sixty (60) days preceding the filing of this Amendment No. 2.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' Common Shares.

     (e) Not applicable.



----------------------------
(6) Includes 35,800 shares held in trust for Mr. and Mrs. Boas' three children.

(7) On February 26, 1996, Marjorie M. Boas transferred 269,336 Common Shares to the Boas GRAT No. 1 Trust ("Trust"). On December 30, 1996, the Trust distributed the annuity amount of 17,500 Common Shares to Marjorie M. Boas, the Trust's grantor. On January 22, 1998, the Trust distributed the annuity amount of 9,700 Common Shares to Marjorie M. Boas, grantor. On January 28, 1999, the Trust distributed the annuity amount of 14,750 shares to Marjorie M. Boas, grantor. On January 9, 2004, the Trust distributed to the beneficiaries, Andrew M. Boas, Susan Claster and Richard Boas, M.D., 75,795 shares, 75,795 shares, and 75,796 shares, respectively.

(8) Does not include 55,300 shares owned by the Carl Marks Foundation, as to which Common Shares Mark L. Claster and Andrew M. Boas, trustees of the Carl Marks Foundation, disclaim beneficial ownership.

                                                             PAGE 22 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              CARL MARKS & CO. INC.

                                              By: /s/ David F. Shnitkin
                                                  ------------------------------
                                                  Name: David F. Shnitkin
                                                  Title: Corporate Controller


Dated: May 12, 2004

                                                             PAGE 23 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Esther Davidoff
                                          -------------------------------
                                                 Esther Davidoff



Dated: May 12, 2004

                                                             PAGE 24 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Robert Davidoff
                                               ----------------------------
                                                      Robert Davidoff


Dated: May 12, 2004

                                                             PAGE 25 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ESTATE OF EDWIN S. MARKS



                                           By: /s/ Nancy A. Marks
                                               -------------------------------
                                               Name: Nancy A. Marks
                                               Title: Executor



Dated: May 12, 2004

                                                             PAGE 26 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Nancy A. Marks
                                             -----------------------------
                                                      Nancy A. Marks



Dated: May 12, 2004

                                                             PAGE 27 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             NANCY MARKS 2003 GRAT



                                             By: /s/ Nancy A. Marks
                                                 -------------------------------
                                                 Name: Nancy A. Marks
                                                 Title: Grantor; Trustee




Dated: May 12, 2004

                                                             PAGE 28 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ESTATE OF ROBERT S. BOAS



                                           By: /s/ Marjorie M. Boas
                                               --------------------------------
                                               Name: Marjorie M. Boas
                                               Title: Executrix



Dated: May 12, 2004

                                                             PAGE 29 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Marjorie M. Boas
                                    -------------------------------
                                            Marjorie M. Boas





Dated: May 12, 2004

                                                             PAGE 30 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            MARKS FAMILY FOUNDATION



                                            By: /s/ Nancy A. Marks
                                                --------------------------------
                                                Name: Nancy A. Marks
                                                Title: Trustee








Dated: May 12, 2004

                                                             PAGE 31 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CARL MARKS FOUNDATION



                                         By: /s/ Mark L. Claster
                                             ----------------------------------
                                             Name: Mark L. Claster
                                             Title: Trustee








Dated: May 10, 2004

                                                             PAGE 32 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Mark L. Claster
                                             ---------------------------
                                                    Mark L. Claster





Dated: May 10, 2004

                                                             PAGE 33 of 36 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Susan Claster
                                        ---------------------------------
                                                 Susan Claster






Dated: May 10, 2004

                                                             PAGE 34 of 36 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Andrew M. Boas
                                        ------------------------------
                                                 Andrew M. Boas



Dated: May 12, 2004

                                                             PAGE 35 of 36 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ Carol Boas
                                                  -----------------------
                                                         Carol Boas




Dated: May 12, 2004

                                                             PAGE 36 of 36 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Richard Boas, M.D.
                                        ---------------------------------
                                                 Richard Boas, M.D.





Dated: May 12, 2004